December 21, 2018

VIA EDGAR

William H. Thompson, Accounting Branch Chief
Tony Watson, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Vipshop Holdings Limited
Form 20-F for Fiscal Year Ended December 31, 2017
Filed April 19, 2018 (File No. 001-35454)

Dear Mr. Thompson and Mr. Watson:

This letter sets forth the Company’s responses to the comments contained in the letter dated November 26, 2018 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”). The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2017 Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Income and Comprehensive Income, page F-7

1.                                     Please tell us your consideration of disclosing the changes in accumulated balances of each component of other comprehensive loss included in accumulated other comprehensive loss recorded in equity. Refer to ASC 220-10-45-14A. Also, tell us your consideration of disclosing the income tax effects attributable to unrealized gains (losses) on available for sale investments and reclassification adjustments included in comprehensive income and including a sub-total for the components that make up other comprehensive (loss) gain. Refer to ASC 220-10-45-12 and 220-10-45-1B.b.

The Company respectfully advises the Staff that the Company has disclosed the changes in accumulated balances of each component of other comprehensive loss (i.e. foreign currency translation and fair value change of available for sale investments, as well as reclassification adjustment for losses included in net income) in the consolidated statements of shareholders’ equity on page F-8 and F-9 of the Company’s 2017 Form 20-F.

The Company respectfully advises the Staff that the (loss)/gain of available for sale investment amount is the fair value change of the available for sale investment. These investments are held by the Group’s subsidiaries incorporated in Hong Kong and the Cayman Islands, where no income tax is levied on capital gains on investments. The reclassification adjustment resulted from a disposal of an available for sale investment during the year ended December 31, 2017, and no income tax impact resulted from the capital gain upon disposal. Accordingly, the Company disclosed other comprehensive loss, net of tax nil in the Statement of Comprehensive Income on page F-7 of the Company’s 2017 Form 20-F.

To further supplement the Company’s current disclosure of other comprehensive items, the Company respectfully proposes to add a footnote prospectively starting with the Company’s annual report on Form 20-F for the year ending December 31, 2018 as follows:

Notes to Financial Statements

The changes in accumulated other comprehensive income by component are as follows:

	Cumulative Translation Adjustments	Unrealized Gain and (Loss) on Available-for-sale Securities	Total
Balance as of December 31, 2015	(73,996)	3,015	(70,981)

Foreign currency translation, net of tax of nil	(292,152)	—	(292,152)
Fair value changes of available-for-sale investments, net of tax of nil	—	(17,042)	(17,042)
Reclassification adjustment for losses included in net income, net of tax of nil	—	36,567	36,567
Balance as of December 31, 2016	(366,148)	22,540	(343,608)

Foreign currency translation, net of tax of nil	342,348	—	342,348
Fair value changes of available-for-sale investments, net of tax of nil	—	32,633	32,633
Reclassification adjustment for gains included in net income, net of tax of nil	—	(55,615)	(55,615)
Balance as of December 31, 2017	(23,800)	(442)	(24,242)

Foreign currency translation, net of tax of nil	[ ]		[ ]
Fair value changes of available-for-sale investments, net of tax of nil		[ ]	[ ]
Reclassification adjustment for gains included in net income, net of tax of nil		[ ]	[ ]
Balance as of December 31, 2018	[ ]	[ ]	[ ]

Note 4 Accounts Receivable, net, page F-42

2.                                     Please tell us your consideration of providing the disclosures in ASC 310-10-50-1 through 34 related to your financing receivables. Additionally, please tell us why your provision for doubtful accounts during each of the years in the table on page F-42 do not agree to the provision for allowance for doubtful accounts presented in the operating activities section of the statements of cash flows.

The Company respectfully advises the Staff that the Company’s financing receivables included in Note 4 mainly consisted of consumer financing to certain customers as part of the Company’s internet financing business. These consumer financing receivables usually have a repayment term up to 18 months. The current portion of these financing receivables are disclosed as “Other trade receivables” on page F-42 under Note 4, while the non-current portion of these receivables are disclosed as “Long term trade receivables” on page F-48 under Note 13. Relating to these customer financing receivables, the Company has considered the disclosure requirements in ASC 310-10-50-1 through 34 as follows:

Disclosure under ASC 310-10-50	Company’s Evaluation of the Disclosure Requirement	Conclusion
ASC 310-10-50-1 &1A

This subsection provides the disclosure guidance for receivables which applies to the Company’s consumer financing receivables. As the Company has trade financing receivables, it is required to evaluate the disclosure requirements per ASC 310-10-50-2 through 50-4A.

Please refer to below for details in regard to the Company’s consumer financing receivables.

ASC 310-10-50-2(a)

The basis for accounting for loans and trade receivables is disclosed on page F-20, Note 2(h), which states “Accounts receivable are mainly receivables from consumer financing business, which are stated at the historical carrying amount net of allowance for uncollectible accounts.”

The Company’s current disclosure meets the requirement.

ASC 310-10-50-2(b)	The consumer financing receivables are not stated lower of cost or fair value as they are not nonmortgage loans held for sale.	The requirement is not applicable to the Company.

ASC 310-10-50-2(c)

The Company does not have interest-only strips, loans, other receivables, or retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that the holder would not recover substantially all of its recorded investment.

The requirement is not applicable to the Company.

ASC 310-10-50-2(d)

The interest income on consumer financing receivables was approximately RMB4 million and RMB86 million, respectively for the years ended December 31, 2016 and 2017, which amounted to 0.01% and 0.12% of total revenue recorded for each of the respective year. Given that interest income on consumer financing receivables has not been historically material, the Company believes it is appropriate not to include a disclosure in its significant accounting policies regarding the method for recognizing interest income on consumer financing receivables.

In addition, the Company does not have related fees and costs over loan and trade receivables.

In response to the Staff’s comment, the Company will disclose the method for recognizing interest income on consumer financing receivables in future filings if such amount become material to financial statement users.

ASC 310-10-50-3	The major categories of trade receivables have been disclosed in Note 4 on page F-42 and Note 13 on page F-48 to the financial statements.	The Company’s current disclosure meets the requirement.

ASC 310-10-50-4 &4A

The Company respectfully advises the Staff that on page F-42 Note 4, the credit losses were separately disclosed. There was no unearned income, unamortized premiums and discounts, or net unamortized deferred fees and costs for the related periods.

The related accounting policy of charging off uncollectible trade accounts receivable was disclosed in F-20 Note 2(h), which states “Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.”

The Company’s current disclosure meets the requirement.

ASC 310-10-50-5

The consumer financing receivables were served as collateral for the Company’s issued asset-back debts. It has disclosed the carrying amount of trade receivables that serve as collateral for borrowings in Note 2(v), Securitization debt on page F-26, and in Note 4 on page F-42, which states “As of December 31, 2017, RMB1 billion receivables from customer financing were collateralized for the issuance of asset-back debts, details of the securitization debt are set out in Note 17.”

The Company’s current disclosure meets the requirement.

ASC 310-10-50-5A & 5B	As the Company’s consumer financing receivable are not acquired with deteriorated credit quality, ASC 310-10-50-6 through 50-8 is applicable.	Refer to the below analysis of ASC 310-10-50-6 through 50-8.

ASC 310-10-50-6, 7 & 7A, 7B and 8

As noted in the responses above, the interest income for the periods presented has not been material. Also, past due receivables have not be material as of December 31, 2017 and 2018. Therefore, the Company believes it is appropriate not to include an accounting policy as required under ASC310-10-50-6, 7A and 7B and 8 to financial statement users.

The Company will include the accounting policy disclosures as required per ASC310-10-50-6, 7A, 7B and 8 if the amount of interest income and/or the past due amounts related to financing receivables become material in the future.

ASC 310-10-50-9 and 10	The Company respectfully advises the Staff that for consumer financing, the Company does not have any off-balance-sheet credit exposures.	The requirement is not applicable to the Company.

ASC 310-10-50-11	The Company respectfully advises the Staff that no foreclosed and repossessed assets were held by the Company.	The requirement is not applicable to the Company.

ASC 310-10-50-11A, 11B and 11C.

The non-current portion of consumer financing receivables only amount to nil and RMB64 million, or 0% and 1.3% of total consumer financing balance as of December 31, 2016 and 2017, respectively. The Company believes the consumer financing over one year is not material both quantitatively and qualitatively, and therefore it is appropriate not to include the accounting policy disclosures per the guidance in these paragraphs.

The Company will include the accounting policy disclosures as required per ASC310-10-50-11A through 11C if the amount of non-current consumer financing receivables become material in the future.

ASC 310-10-50-12 and 13	Paragraphs have been superseded by Accounting Standards Update No. 2010-20.	No current guidance to consider.

ASC 310-10-50-14

The Company respectfully advises the Staff that on page F-42 Note 4, the credit losses related to consumer financing receivables’ valuation allowance was separately disclosed for the movement during the year.

The Company’s current disclosure meets the requirement.

ASC 310-10-50-14A	The Company’s impaired loans are not individually evaluated, and thus this paragraph is not applicable to the Company, please refer to ASC 310-10-50-15.	The requirement is not applicable to the Company.

ASC 310-10-50-15, and 15 (a) to (e)

The Company’s credit risk assessment policy is to segregate its consumer financing receivables into five classes — normal, special attention, sub-standard, doubtful and loss based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Therefore, ASC 310-10-50-15 is applicable as the Company views the financing receivables by class instead of individually.
In the case of the Company, only consumer financing receivables within the category of sub-standard, doubtful and loss are considered as impaired loans under the definition of ASC310-10-35-16 through 35-17, which amounted to RMB9 million and RMB63 million as of December 31, 2016 and 2017. Therefore, the disclosure requirements of ASC310-10-50(a) to (e) are applicable, however, the Company believes that impaired loans are not material quantitatively or qualitatively and therefore appropriate not to include the impaired loan disclosures per the guidance in these paragraphs.

In response to the Staff’s comment, the Company will include disclosures related to impaired loans of the Company’s consumer financing receivables in future filings if such amount become material to financial statement users.

ASC 310-10-50-16

The Company did not separately disclose partially charged-off loans, instead it disclosed the full write-off amounts in Note 4 of page F-42 of RMB33 million during the year ended December 31, 2017 which is considered immaterial in total.

In response to the Staff’s comment, the Company will include separate disclosures relating to partially charged-off loans of the Company’s consumer financing receivables in future filings if such amount become material to financial statement users.

ASC 310-10-50-17	Since the Company has determined average recorded investment in the impaired loans is not relevant to financial user’s attention, this is not applicable to the Company.	In response to the Staff’s comment, the Company will make the applicable disclosures in the future should the relevant amounts become material

ASC 310-10-50-18	ASC310-30 relates to loans and debt securities acquired with deteriorated credit quality, which is not applicable to the Company’s consumer financing receivables.	The requirement is not applicable to the Company.

ASC 310-10-50-19	The Company does not measure impairment based on the present value of expected future cash flows, and thus the standard not applicable to the Company.	The requirement is not applicable to the Company.

ASC 310-10-50-20	The guidance summarizes the scope of the disclosure guidance and is an example of ASC 310-10-50-15, please see analysis above on the respective standard.	Refer to the above analysis of ASC 310-10-50-15.

ASC 310-10-50-21	The Company has made an assessment on the loss contingency and concluded that no accrual is required to be recognized or disclosed.	The requirement is not applicable to the Company.

ASC 310-10-50-22 and 23	Paragraphs have been superseded by Accounting Standards Update No. 2010-20	No current guidance to consider.

ASC 310-10-50-24	The Company has made an assessment on the loss contingency and concluded that no accrual is required to be recognized or disclosed.	The requirement is not applicable to the Company.

ASC 310-10-50-25

The Company respectfully advises the Staff that 50-25 only applies to loans receivables. Nevertheless, for the consumer receivables, the Company has disclosed on page F-19 Note 2(c), which states “valuation of receivables arising from consumer financing” as a significant accounting estimates.

The Company’s current disclosure meets the requirement.

ASC 310-10-50-26	No fair value disclosure is required if the carrying amount of the Company’s trade receivables approximates its fair value.	The requirement is not applicable to the Company.

ASC 310-10-50-27 through 30

ASC310-10-50-27 is scoping guidance for the disclosures required under ASC310-10-50-28 through 50-30; given the immaterial non-current portion consumer financing as stated in analysis under ASC 310-10-50-11A, the Company believes it appropriate not to include the disclosures under ASC 310-10-50-28 through 30.

In response to the Staff’s comment, the Company will include the accounting policy disclosures as required per ASC310-10-50-27 through 30 if the amount of non-current consumer financing receivables become material in the future.

ASC 310-10-50-31 to 34	The Company does not have troubled debt restructurings of financing receivables, and thus ASC 310-10-50-31 through 34 is not applicable.	The requirement is not applicable to the Company.

The Company respectfully advises the Staff that our provision for doubtful accounts during each of the years in the table on page F-42 does not agree to the provision for allowance for doubtful accounts of accounts receivables as disclosed in the operating activities section of the statements of cash flows because the amounts in the statements of cash flows also include the provision for allowance for doubtful accounts of other receivables. On page F-43, Note 5, the Company did not disclose the movement of allowance for doubtful accounts for other receivables as the amounts were considered immaterial to the financial statements.

Please refer to reconciliation below:

	2015	2016	2017
Presented in statements of cash flows	11,884	57,743	130,862
Provision for allowance for doubtful accounts — accounts receivables	—	53,316	111,183
Provision for allowance for doubtful accounts —other receivables	11,884	13,259	19,679
Difference*	—	(8,832)	—

* The difference represents the write-offs of accounts receivable and other receivables for 2016, which was included in the provision for allowance for doubtful accounts on the consolidated statement of cash flows. The Company acknowledges the cash flow statement error which understated the amount of provision for allowance for doubtful accounts by RMB8.8 million, and overstated the changes in accounts receivables by RMB7.1 million and changes in other receivables and prepayments by RMB1.7 million. The net amounts of overstatement and understatement cancel out each other and have no impact on the total Net Cash Generated From Operating Activities on the Statements of Cash flow of 2016, therefore, the Company believes the amount to be immaterial to the financial statements.

Note 11. Other Investments, page F-47

3.                                     Please tell is your consideration of the disclosures in ASC 320-10-50-6a.

The Company respectfully advises the Staff that the other investments disclosed in Note 11 on page F-47 consisted of equity investments in private companies accounted for under the cost method as the Company exerts no control or significant influence. These investments are measured at cost less impairment, whereby impairment for these investments has been charged to earnings directly, and no other-than-temporary impairment has been recognized in other comprehensive income. As such, the Company believes that the disclosures required under ASC 320-10-50-6a is not applicable.

Available-for-Sale Investments, page F-47

4.                                     Please tell us your consideration of the disclosures in ASC 320-10-50-9b.

The Company respectfully advises the Staff that the disposal in 2017 was related to an available-for-sale investment for which the entire investment was disposed and no share related to that investment was retained. Accordingly, the Company considers that disclosure of the basis for which the cost of the security sold, i.e. specific identification, average cost, or other method used was not necessary, because the cost of the disposal was the actual cost and all related amounts recorded in other comprehensive income for that investment was reclassified to net income.

The Company has an internal accounting policy that the cost of partial disposal of available-for-sale investments shall be determined on specific identification, and this accounting policy will be disclosed under significant accounting policies if such transaction happens in the future.

Note 17 Short term loans and securitizations, page F-50

5.                                     The disclosures related to short-term loans do not reconcile to the total recorded in the balance sheet. Please advise or revise.

The Company respectfully advises the Staff that the difference between the total amount of the four short-term loans disclosed on page F-50 totaling to RMB707.3 million and the amount of short term loans per the balance sheet of RMB907.3 million relates to a one year short term loan of RMB200.0 million in which the Company entered into on August 24, 2017 with an interest rate of 4.35%. The Company will add this RMB200.0 million loan into disclosure in future annual filling, as follows:

In addition, the Group entered into a loan agreement on August 24, 2017 with a PRC bank for a loan of RMB200.0 million. The loan is secured by the intergroup accounts receivables in the amount of RMB207.7 million, has a fixed interest rate of 4.35% per annum and will be matured on February 24, 2018.

Note 28. Segment information, page F-67

6.                                     Please tell us your consideration of disclosing the amount of investments in equity method investees and total expenditures for additions to long-lived assets by segment. Refer to ASC 280-10-50-25a and b. Also, tell us if equity in the net income of investees accounted for by the equity method, interest income and interest expense by segment is provided to your chief operating decision maker. If so, tell us your consideration of the disclosures in ASC 280-10-50-22.

The Company respectfully advises the Staff that investments in equity method investees are reviewed by the chief operating decision maker (“CODM”) individually before the investment is made; expenditures for additions to long-lived assets are not separately specified in the determination of segment assets reviewed by the CODM; rather the CODM reviews additions for the group as a whole. In subsequent review of segment performance, such investments in equity method investees and the total expenditures for additions to long-lived assets were allocated to different segments and reviewed by the CODM. In response to the Staff’s comment, since under ASC 280-10-50-25a and b, these specified amounts are allocated to segment assets reviewed by the CODM, and net income of investees accounted for by the equity method is also included in the segment reports reviewed by the CODM, the Company will include the amounts of investment in equity method investees, total expenditures for additions to long-lived assets to supplement segment assets reporting on page F-69; and will include net income of investees accounted for by the equity method to supplement the segment revenue and results reporting on page F-68 in its future filings.

For interest revenue and interest expense, as they are included in the measure of segment profit or loss reviewed by the CODM of internet finance business, the Company has disclosed the amounts on page F-69 for internet finance business segment: interest revenue of RMB15.5 million, RMB46.0 million and RMB161.8 million for the years ended December 31, 2015, 2016 and 2017, respectively, and interest expense of nil, RMB29.4 million and RMB121.8 million for the years ended December 31, 2015, 2016 and 2017, respectively. Specific amounts of interest revenue and expenses for the Vip.com segment are not included in the measure of segment profit or loss, and thus the Company believes no disclosure of interest revenue or interest expense for the Vip.com segment is needed. However, since the interest income and interest expense are included in the package reviewed by the CODM, and pursuant to the Staff’s comments, the Company will supplement the disclosure of segment revenue and results.

Detail as illustrated below:

Segment revenue and results

Interest income and expenses (included in the measurement of segment profit or loss):

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Interest income
Vip.com	87,848	36,120	[ ]
Internet finance business	45,969	161,752	[ ]
Inter-segment interest income	(26,773)	(96,747)	[ ]
	107,044	101,125	[ ]
Interest expense
Vip.com	(84,151)	(63,551)	[ ]
Internet finance business	(29, 426)	(121,793)	[ ]
Inter-segment interest expense	28,382	102,909	[ ]
	(85,195)	(82,435)	[ ]

Segment assets

Segment assets includes investment in equity method amount to RMB[  ] and RMB[  ] for Vip.com and internet finance business, respectively (2017: RMB66.4 million and nil). Additions to long-lived assets amount to RMB[  ] and RMB[  ] for Vip.com and internet finance business, respectively (2017: RMB2.5 billion and RMB14.6 million).

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If you have any additional questions or comments regarding the 2017 Form 20-F, please contact the undersigned at +86 (20) 2233-0032 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4863.

Very truly yours,

/s/ Donghao Yang
Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited

cc:                                Eric Ya Shen, Chief Executive Officer, Vipshop Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Judy Wong, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP